SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2008 APR 28 A 8:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

23 April 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

08002145

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 22 April 2008 which we released to The Stock Exchange of Hong Kong Limited on 22 April 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

PROCESSED
APR 30 2008
THOMSON REUTERS

c.c. J P Morgan
- Mr. King Ho

dlw 4/28

E:\tn\SA\SHMB\Overseas Regulatory Ann\2008 AGM Notice\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 22 April 2008 released to Bursa Malaysia an announcement (the "Announcement") in relation to the Notice of Annual General Meeting of SHMB. The Announcement is attached for information purpose only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Giovanni Angelini
Mr. Ng Si Fong, Alan

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Lee Yong Sun
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 22 April 2008

* *for identification purpose only*

Shangri-La Hotels (Malaysia) Berhad

(the "Company")
(10889-U)
(Incorporated in Malaysia)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty-Seventh Annual General Meeting of the Company will be held at Sabah Room, B2 Level, Shangri-La Hotel Kuala Lumpur, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 15 May 2008 at 10.00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Financial Statements for the year ended 31 December 2007 and the Auditors' Report thereon. **Ordinary Resolution 1**

2. To approve the payment of a Final dividend of 7% less tax of 26% for the year ended 31 December 2007 as recommended by the Directors. **Ordinary Resolution 2**

3. To approve the payment of Directors' fees for the year ended 31 December 2007. **Ordinary Resolution 3**

4. To elect the following Directors, each of whom are retiring pursuant to Article 76 of the Company's Articles of Association.
   i) Richard Anthony Johnson **Ordinary Resolution 4**
   ii) Ravinder Singh Grewal Sarbjit S **Ordinary Resolution 5**

5. To re-elect the following Directors, each of whom are retiring by rotation pursuant to Article 95 of the Company's Articles of Association.
   i) Kuok Oon Kwong **Ordinary Resolution 6**
   ii) Rozina Mohd Amin **Ordinary Resolution 7**
   iii) Datuk Supperamaniam a/l Manickam **Ordinary Resolution 8**

6. To re-appoint Tan Sri Dato' Mohd Amin bin Osman as a Director of the Company pursuant to Section 129(6) of the Companies Act, 1965 to hold office until the next Annual General Meeting of the Company. **Ordinary Resolution 9**

7. To re-appoint Messrs KPMG as Auditors of the Company to hold office until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. **Ordinary Resolution 10**

AS SPECIAL BUSINESS
To consider and if thought fit, to pass the following Special Resolution:

8. **Proposed Amendments to the Articles of Association of the Company**
   "THAT the Articles of Association of the Company be and are hereby amended in the manner as set out in Appendix 1 despatched together with the Company's 2007 Annual Report." **Special Resolution**

By Order of the Board

ROZINA MOHD AMIN
Company Secretary

Kuala Lumpur
23 April 2008

Notes

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a member of the Company.

2. The Form of Proxy must be deposited at the Registered Office of the Company, not less than 48 hours before the time set for the meeting or any adjournment thereof.

3. The proposed Final dividend, if approved, will be paid on Thursday, 26 June 2008 to shareholders whose names appear in the Record of Depositors on Wednesday, 28 May 2008.

Explanatory Note on Special Business

1. The proposed Special Resolution, if passed, will bring the Articles of Association of the Company in line with the recent amendments of the Listing Requirements of Bursa Malaysia Securities Berhad.

Detailed information on the proposed amendments to the Articles of Association of the Company is set out in Appendix 1 despatched together with the Company's 2007 Annual Report.

END